KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

December 29, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Kepler Group Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333-290005) (the “Registration Statement”) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time on December 31, 2025, or as soon thereafter as practicable.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Lawrence Venick of Loeb & Loeb LLP, the Company’s counsel, at +852.5600.0188 or via e-mail at lvenick@loeb.com with any questions you may have concerning this request. In addition, please notify our counsel when this request for acceleration has been granted.

Very truly yours,

KEPLER GROUP LIMITED

By:	/s/ Kwok Yu Hin
Name:	Kwok Yu Hin
Title:	Chief Executive Officer